SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated March 13, 2014, The Company reported that its Board of Directors has called an Ordinary and Extraordinary Shareholders' Meeting to be held on April 11, 2014 at 1.00 pm local time, outside its registered office, at Bolivar 108, 1st Floor, City of Buenos Aires to discuss the following agenda:

1) Consideration of the reversal of the "Reserves for New Projects" account in order to create a new reserves account named "Reserve for Aquisition of Treasury Shares";

2) Consideration of the creation of a stock repurchase plan, and its terms and conditions under the provisions of Law No. 26,831, and the applicable regulations of the Argentine Securities Commission. - Authorizations and delegations.

Note: the record of book-entry shares is kept by Caja de Valores S.A. ("CVSA"), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, 18th Floor, City of Buenos Aires (+54 11 4322-0033), from 10 to 18 h., until April 7, 2014 inclusively. The parties making such a deposit will be supplied with a certificate of admission to the Shareholders’ Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

March 14, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets